UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.



                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                 SEC FILE NO.: 000-17591

                                                 CUSIP NO.:       483348 10 8

(Check One):
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                                       For Period Ended: September 30, 1998

                                        [ ]  Transition  Report on Form 10-K [ ]
                                        Transition  Report  on  Form  20-F  [  ]
                                        Transition  Report  on  Form  11-K  [  ]
                                        Transition  Report  on  Form  10-Q  [  ]
                                        Transition Report on Form N-SAR

                                         For the Transition Period Ended:

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            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN
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If the notification  related to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:            Kaleidoscope Media Group, Inc.

Address of
Principal Executive Offices:        345 Park Avenue South
                                    New York, NY 10010


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PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]               (b)  The  subject   annual  report,   semi-annual   report,
                  transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

         The financial information necessary to complete the quarterly report could not be obtained on a timely basis.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                           Irving  Greenman           (212) 779-6679

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports

                           [X] Yes                   [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                           [   ]                     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Kaleidoscope Media Group, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



         Date:    November 16, 1998       By:      /s/ Irving Greenman
                                                   Chief Financial Officer